FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of January 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	[FinancialHighlights – Nine months ended December 2005]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.
Date: January 30, 2006
	By:	/s/ Tetsu Ozaki
Tetsu Ozaki Senior Managing Director

January 30, 2006

Financial Highlights – Nine months ended December 2005

We are pleased to report the following consolidated financial highlights based on consolidated financial information under US GAAP for the nine months ended December 2005.

For further information, please contact:
Shinji Iwai Managing Director

Investor Relations Department Nomura Group Headquarters Nomura Securities Co., Ltd.

9-1 Nihonbashi 1-chome, Chuo-ku Tokyo 103-8011, Japan TEL: +813-3211-1811

Financial Summary For the Nine Months Ended December 31, 2005

Date:	January 30, 2006

Company name (code number):	Nomura Holdings, Inc. (8604)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Shinji Iwai
Managing Director, Investor Relations Department, Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
URL(http://www.nomura.com)

(1) Operating Results

	For the nine months ended December 31				For the year ended March 31
	2005		2004		2005
	(Yen amounts in millions, except per share data)
Total revenue	1,288,451		797,884		1,126,237
Change from the nine months ended December 31, 2004	61.5

Net revenue	819,930		564,657		799,190
Change from the nine months ended December 31, 2004	45.2

Income from continuing operations before income taxes	318,613		137,865		204,835
Change from the nine months ended December 31, 2004	131.1

Net income	175,694		69,189		94,732
Change from the nine months ended December 31, 2004	153.9

Basic net income per share	91.68		35.64		48.80
Diluted net income per share	91.50		35.62		48.77
Return on shareholders’ equity (ROE)	12.1	*	5.1	*	5.2

Note:

1.	Changes in the fair value of derivatives that are economically used to hedge non-trading assets and liabilities, but that do not meet the criteria in SFAS No. 133 to qualify as an accounting hedge, are reported as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Changes in the fair value of both the embedded derivative and related economic hedges are netted. Such amounts for the nine months ended December 31, 2004 have been reclassified.
2.	The results of discontinued operations have been removed from the company’s results of continuing operations for the nine months ended December 31, 2005.
3.	Net income is comprised of Income from continuing operations and Gain on discontinued operation.

*	ROE for the nine months ended December 31, 2005 and 2004 are calculated as follows:

Net income x (4/3)
(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

(2) Financial Position

	At December 31		At March 31
	2005	2004	2005
	(Yen amounts in millions, except per share data)
Total assets	36,120,261	34,101,407	34,488,853
Shareholders’ equity	1,990,327	1,852,001	1,868,429
Shareholders’ equity as a percentage of total assets	5.5	5.4	5.4
Book value per share	1,045.06	954.01	962.48

(3) Adoption of simple method in recognition method: None

(4) Difference in recognition method with latest fiscal year: None

(5) Scope of consolidation and equity method application

Number of consolidated subsidiaries and variable interest entities: 177

Number of affiliated companies, which were accounted for by the equity method: 18

(6) Movement in the scope of consolidation and equity method application for this period

Number of consolidation	Inclusion 22	Exclusion 5
Number of equity method application	Inclusion 1	Exclusion 0

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist various uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, releases its results on a more frequent quarterly basis, and does not present earnings forecasts.

Financial Summary for the Nine Months Ended December 31, 2005

Results of Operations

US GAAP Figures

	Billions of yen		% Change	Billions of yen
	For the nine months ended		(%)	For the year ended
	December 31, 2005 (2005.4.1~ 2005.12.31) (A)	December 31, 2004 (2004.4.1~ 2004.12.31) (B)	(A-B)/(B)	March 31, 2005
Net revenue	819.9	564.7	45.2	799.2
Non-interest expenses	501.3	426.8	17.5	594.4

Income from continuing operations before income taxes	318.6	137.9	131.1	204.8
Income from discontinued operations before income taxes	16.8	—	—	—

Income before income taxes	335.4	137.9	143.3	204.8

Income from continuing operations	173.8	69.2	151.3	94.7
Gain on discontinued operation	1.8	—	—	—

Net income	175.7	69.2	153.9	94.7

Return on equity (ROE)	12.1%	5.1%	—	5.2%

*  In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, income before income taxes and net income from the operations of Millennium Retailing (one of Nomura Principal Finance’s private equity investee companies, and whose operations became treated as discontinued during the third quarter in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing) are separately reported as income from discontinued operations retroactively to the first quarter of the current fiscal year. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 819.9 billion yen for the nine months ended December 31, 2005, an increase of 45% from the same period of the previous year, and non-interest expenses of 501.3 billion yen, an 18% year-on-year increase. Income before income taxes (total of continuing operations and discontinued operations) rose 143% to 335.4 billion yen, while net income (total of continuing operations and discontinued operations) increased 154% to 175.7 billion yen. As a result, ROE for the nine-month period was 12.1%.

Total of business segments

	Billions of yen		% Change	Billions of yen
	For the nine months ended		(%)	For the year ended
	December 31, 2005 (2005.4.1~ 2005.12.31) (A)	December 31, 2004 (2004.4.1~ 2004.12.31) (B)	(A-B)/(B)	March 31, 2005
Net revenue	777.6	507.6	53.2	709.0
Non-interest expenses	426.9	374.6	13.9	521.4

Income before income taxes	350.7	133.0	163.7	187.6

Nomura engaged in private equity investment through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Business segment totals exclude these effects as well as gain (loss) on investments in equity securities held for relationship purposes. Net revenue of business segments for the nine months ended December 31, 2005 increased 53% year-on-year to 777.6 billion yen. Non-interest expenses increased 14% year-on-year to 426.9 billion yen, and income before income taxes grew 164% year-on-year to 350.7 billion yen.

In accordance with fair value accounting guidelines, business segment totals for the nine months ended December 31, 2005 include unrealized gains in conjunction with the agreements reached to sell stakes in Millennium Retailing and Wanbishi Archives. However, under US GAAP consolidated financial reporting, such unrealized gains are required to be recognized in the fourth quarter of the year ending March 31, 2006 when the transactions actually occur. Consequently, the aforementioned unrealized gains are not included in US GAAP consolidated figures for the nine months ended December 31, 2005. Please refer to Page 22 for an explanation of the differences between US GAAP and business segment values.

Income (loss) before income taxes by business segment

	Billions of yen		% Change	Billions of yen
	For the nine months ended		(%)	For the year ended
	December 31, 2005 (2005.4.1~ 2005.12.31) (A)	December 31, 2004 (2004.4.1~ 2004.12.31) (B)	(A-B)/(B)	March 31, 2005
Domestic Retail	145.8	61.6	136.9	81.2
Global Markets	91.7	46.8	95.8	60.2
Global Investment Banking	34.6	23.2	49.0	29.2
Global Merchant Banking	76.4	(10.7)	—	(3.0)
Asset Management	12.8	6.4	99.5	7.4

Sub Total	361.3	127.3	183.9	175.0
Other	(10.5)	5.8	—	12.6

Income before income taxes	350.7	133.0	163.7	187.6

Domestic Retail income before income taxes increased 137% year-on-year to 145.8 billion yen on higher stock brokerage commissions and sales of investment trusts, as well as firm bond sales. In Global Markets, a favorable market environment and increased order flow led to higher trading revenue, resulting in income before income taxes rising 96% year-on-year to 91.7 billion yen.

Global Investment Banking income before income taxes increased 49% year-on-year to 34.6 billion yen, as firm M&A advisory business made up for a negative impact from a year-on-year decline in the amount of equity-related underwriting. Global Merchant Banking income before income taxes was 76.4 billion yen due to unrealized gains in conjunction with agreements reached to sell stakes in private equity investee companies such as Millennium Retailing. Asset Management income before income taxes increased 100% year-on-year to 12.8 billion yen, mainly the result of a rise in assets under management on firm sales of investment trusts. As a result, all five business segments recorded increased net revenue and income before income taxes compared to the same period of the previous year.

Financial Summary for the Three Months Ended December 31, 2005

Results of Operations

US GAAP Figures

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2005 (2005.10.1 ~ 2005.12.31) (A)	September 30, 2005 (2005.7.1 ~ 2005.9.30) (B)	(A-B)/(B)
Net revenue	359.8	272.6	32.0
Non-interest expenses	182.5	160.3	13.8

Income from continuing operations before income taxes	177.2	112.3	57.9
Income from discontinued operations before income taxes	9.9	5.3	84.7

Income before income taxes	187.1	117.6	59.1

Income from continuing operations	104.0	60.7	71.5
Gain on discontinued operation	2.4	0.2	1,060.2

Net income	106.5	60.9	74.9

Return on equity (ROE)	22.1%	13.1%

*  In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, income before income taxes and net income from the operations of Millennium Retailing (one of Nomura Principal Finance’s private equity investee companies, and whose operations became treated as discontinued during the third quarter in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing) are separately reported as income from discontinued operations retroactively to the first quarter of the current fiscal year. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 359.8 billion yen for the three months ended December 31, 2005, an increase of 32% compared to the previous quarter, while non-interest expenses increased 14% quarter-on-quarter to 182.5 billion yen. Income before income taxes(total of continuing operations and discontinued operations) rose 59% quarter-on-quarter to 187.1 billion yen, while net income(total of continuing operations and discontinued operations) increased 75% from the previous quarter to 106.5 billion yen. ROE for the quarter was 22.1%.

Total of business segments

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2005 (2005.10.1 ~ 2005.12.31) (A)	September 30, 2005 (2005.7.1 ~ 2005.9.30) (B)	(A-B)/(B)
Net revenue	386.4	219.8	75.8
Non-interest expenses	154.5	138.3	11.8

Income before income taxes	231.8	81.5	184.4

Nomura engaged in private equity investment through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Business segment totals exclude these effects as well as gain (loss) on investments in equity securities held for relationship purposes. Net revenue of business segments for the three months ended December 31, 2005 increased 76% quarter-on-quarter to 386.4 billion yen. Non-interest expenses increased 12% quarter-on-quarter to 154.5 billion yen. Income before income taxes grew 184% to 231.8 billion yen.

In accordance with fair value accounting guidelines, business segment totals for the three months ended December 31, 2005 include unrealized gains in conjunction with the agreements reached to sell stakes in Millennium Retailing and Wanbishi Archives. However, under US GAAP consolidated financial reporting, such unrealized gains are required to be recognized in the fourth quarter of the year ending March 31, 2006 when the transactions actually occur. Consequently, the aforementioned unrealized gains are not included in US GAAP consolidated figures for the three months ended December 31, 2005. Please refer to Page 22 for an explanation of the differences between US GAAP and business segment values.

Income (loss) before income taxes by business segments

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2005 (2005.10.1 ~ 2005.12.31) (A)	September 30, 2005 (2005.7.1 ~ 2005.9.30) (B)	(A-B)/(B)
Domestic Retail	74.1	41.4	78.9
Global Markets	60.9	31.5	93.3
Global Investment Banking	23.3	9.1	155.3
Global Merchant Banking	77.6	4.7	1,557.8
Asset Management	5.5	4.0	39.2

Sub Total	241.4	90.7	166.1
Other	(9.6)	(9.2)	—

Income before income taxes	231.8	81.5	184.4

Domestic Retail income before income taxes increased 79% quarter-on-quarter to 74.1 billion yen due to an increase in stock brokerage commissions and sales of investment trusts. Global Markets income before income taxes grew 93% quarter-on-quarter to 60.9 billion yen on firm structured bond sales and higher trading revenue. Global Investment Banking income before income taxes rose 155% quarter-on-quarter to 23.3 billion yen due to increased M&A business, including the deal involving the sale of Millennium Retailing. Global Merchant Banking income before income taxes rose significantly to 77.6 billion yen due to unrealized gains in conjunction with agreements reached to sell stakes in Millennium Retailing and Wanbishi Archives. Asset Management income before income taxes grew 39% quarter-on-quarter to 5.5 billion yen on the back of expanded sales of investment trusts offering frequent distributions. All five business segments saw quarter-on-quarter gains in net revenue and income before income taxes.

Other income was minus 9.6 billion yen. Total income before income taxes for all business segments rose 184% from the previous quarter to 231.8 billion yen.

Business Segment Results for the Three Months Ended December 31, 2005

Operating Results of Domestic Retail

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2005 (2005.10.1 ~ 2005.12.31) (A)	September 30, 2005 (2005.7.1 ~ 2005.9.30) (B)	(A-B)/(B)
Net revenue	136.7	101.4	34.8
Non-interest expenses	62.6	60.0	4.4

Income before income taxes	74.1	41.4	78.9

Net revenue increased 35% quarter-on-quarter to 136.7 billion yen. Non-interest expenses were up 4% to 62.6 billion yen. Income before income taxes was 74.1 billion yen, up 79% compared to the prior quarter. Both net revenue and income before income taxes for the quarter were the highest level since Nomura started reporting quarterly financial results based on US GAAP in the fiscal year ended March 2002.

Stock brokerage commissions grew on the back of robust equities markets. Commissions for distributions of investment trusts set a new record for the third consecutive quarter since Nomura started reporting quarterly financial results, due to strong sales of investment trusts such as the Nomura Multi-currency Japan Stock Fund and the My Story Profit Distribution-type Fund.

As of December 31, 2005, the total of Domestic Retail and Financial Management Division client assets stood at 79.4 trillion yen, an increase of approximately 10 trillion yen from the end of September.

Operating Results of Global Markets

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2005 (2005.10.1 ~ 2005.12.31) (A)	September 30, 2005 (2005.7.1 ~ 2005.9.30) (B)	(A-B)/(B)
Net revenue	115.2	77.7	48.2
Non-interest expenses	54.3	46.2	17.4

Income before income taxes	60.9	31.5	93.3

Net revenue increased 48% quarter-on-quarter to 115.2 billion yen. Non-interest expenses rose 17% to 54.3 billion yen. Income before income taxes increased 93% to 60.9 billion yen. Both net revenue and income before income taxes for the quarter were the highest level since Nomura started reporting quarterly financial results.

Fixed Income trading revenue rose on firm sales of structured bonds and strong derivative trading. Trading revenue in Equity increased as a result of contribution from MPO deals, block trades, and trading revenue in equity derivatives.

Meanwhile, our loan-related business handled 88 billion yen worth of loans in the third quarter, marking steady growth and bringing the cumulative total this fiscal year to 375 billion yen.

Operating Results of Global Investment Banking

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2005 (2005.10.1 ~ 2005.12.31) (A)	September 30, 2005 (2005.7.1 ~ 2005.9.30) (B)	(A-B)/(B)
Net revenue	35.3	20.5	72.5
Non-interest expenses	12.0	11.3	6.0

Income before income taxes	23.3	9.1	155.3

Net revenue increased 73% to 35.3 billion yen. Non-interest expenses increased 6% to 12.0 billion yen, while income before income taxes grew 155% to 23.3 billion yen. Both net revenue and income before income taxes for the quarter were the highest level since Nomura started reporting quarterly financial results.

Stock underwriting commissions increased as a result of contributions from deals such as Sony Communication Network’s IPO and a public offering by The Chiba Bank. In our M&A business, the Millennium Retailing deal contributed to revenue. In terms of overseas deals, we served as lead manager in several large equity underwriting deals in Asia (Korea’s POSCO and India’s ICICI Bank), and announced the first cross-border M&A deal based on our business alliance with Rothschild.

Nomura ranked number one in the CY 2005 (January to December) Equity & Equity-related and M&A league tables1.

Operating Results of Global Merchant Banking

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2005 (2005.10.1 ~ 2005.12.31) (A)	September 30, 2005 (2005.7.1 ~ 2005.9.30) (B)	(A-B)/(B)
Net revenue	80.1	6.9	1,065.3
Non-interest expenses	2.5	2.2	14.4

Income before income taxes	77.6	4.7	1,557.8

Net revenue increased 1,065% quarter-on-quarter to 80.1 billion yen, while non-interest expenses increased 14% to 2.5 billion yen. Income before income taxes increased 1,558% quarter-on-quarter to 77.6 billion yen.

Global Merchant Banking segment results for the third quarter include unrealized gains in conjunction with Nomura Principal Finance’s agreement to sell its stake in Millennium Retailing to Seven & I Holdings and its agreement to sell part of its stake in Wanbishi Archives to Toyota Industries.

[1]	Source: Thomson Financial

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2005 (2005.10.1 ~ 2005.12.31) (A)	September 30, 2005 (2005.7.1 ~ 2005.9.30) (B)	(A-B)/(B)
Net revenue	16.4	13.8	18.7
Non-interest expenses	10.9	9.9	10.5

Income before income taxes	5.5	4.0	39.2

Net revenue increased 19% quarter-on-quarter to 16.4 billion yen, while non-interest expenses rose 11% to 10.9 billion yen. Income before income taxes grew 39% to 5.5 billion yen. Both net revenue and income before income taxes for the quarter were the highest level since Nomura started reporting quarterly financial results.

During the quarter, net assets in the newly established Nomura Multi-currency Japan Stock Fund grew to 263.6 billion yen as of December 31, 2005. In addition, existing funds with frequent distributions enjoyed strong sales, as evidenced by the My Story Profit Distribution-type Fund, which saw Fund assets grow by 157.7 billion yen during the quarter to 291.4 billion yen as of December 31, 2005. Assets in funds for bank customers grew 54% quarter-on-quarter to 324.9 billion yen. The Nomura Global 6 Assets Diversified Fund for Japan Post is steadily growing, having reached net assets of 27.3 billion yen at the end of the quarter.

Total assets under management grew by 2.4 trillion yen during the quarter, bringing total assets under management to 22.5 trillion yen as of December 31, 2005.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2005 (2005.10.1 ~ 2005.12.31) (A)	September 30, 2005 (2005.7.1 ~ 2005.9.30) (B)	(A-B)/(B)
Net revenue	2.6	(0.5)	—
Non-interest expenses	12.2	8.7	41.0

Income(loss) before income taxes	(9.6)	(9.2)	—

Loss before income taxes was 9.6 billion yen for the three months ended December 31, 2005, as equity in earnings of affiliates did not offset losses such as net gain/loss on trading related to economic hedging transactions. (Please refer to Page 18 for details.)

Non-interest Expenses (Segment Total)

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2005 (2005.10.1 ~ 2005.12.31) (A)	September 30, 2005 (2005.7.1 ~ 2005.9.30) (B)	(A-B)/(B)
Compensation and benefits	84.5	70.0	20.7
Commissions and floor brokerage	8.1	8.6	(5.8)
Information processing and communications	20.8	20.5	1.3
Occupancy and related depreciation	12.4	12.8	(3.7)
Business development expenses	7.0	7.7	(8.7)
Other	21.8	18.7	16.8

Non-Interest Expenses	154.5	138.3	11.8

Business segment non-interest expenses increased 12% from the previous quarter to 154.5 billion yen.

Compensation and benefits increased 21% to 84.5 billion yen, primarily due to an increase in reserves for bonuses linked to higher revenues.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Millions of yen
	For the nine months ended			For the year ended
	December 31, 2005 (A)	December 31, 2004 (B)	(A-B)/(B)	March 31, 2005
Revenue:
Commissions	238,837	161,393	48.0	221,963
Fees from investment banking	67,356	66,185	1.8	92,322
Asset management and portfolio service fees	70,480	57,317	23.0	78,452
Net gain on trading	205,227	131,349	56.2	201,686
Gain (loss) on private equity investments	7,372	(3,764)	—	7,744
Interest and dividends	532,410	305,028	74.5	401,379
Gain (loss) on investments in equity securities	64,623	6,399	909.9	15,314
Private equity entities product sales	70,396	53,476	31.6	75,061
Other	31,750	20,501	54.9	32,316

Total revenue	1,288,451	797,884	61.5	1,126,237
Interest expense	468,521	233,227	100.9	327,047

Net revenue	819,930	564,657	45.2	799,190

Non-interest expenses :
Compensation and benefits	234,280	197,590	18.6	274,988
Commissions and floor brokerage	23,268	16,979	37.0	23,910
Information processing and communications	62,197	59,821	4.0	81,408
Occupancy and related depreciation	39,885	39,412	1.2	53,534
Business development expenses	22,555	20,020	12.7	28,214
Private equity entities cost of goods sold	41,720	32,593	28.0	44,681
Other	77,412	60,377	28.2	87,620

	501,317	426,792	17.5	594,355

Income from continuing operations before income taxes	318,613	137,865	131.1	204,835
Income tax expense	144,767	68,676	110.8	110,103

Income from continuing operations	173,846	69,189	151.3	94,732

Discontinued operations
Income from discontinued operations before income taxes	16,808	—	—	—
Income tax expense	14,960	—	—	—

Gain on discontinued operation	1,848	—	—	—

Net income	175,694	69,189	153.9	94,732

	Yen		% Change	Yen
Per share of common stock:

Basic-
Income from continuing operations	90.72	35.64	154.5	48.80
Gain on discontinued operation	0.96	—	—	—

Net income	91.68	35.64	157.2	48.80

Diluted-
Income from continuing operations	90.54	35.62	154.2	48.77
Gain on discontinued operation	0.96	—	—	—

Net income	91.50	35.62	156.9	48.77

Note: Reclassifications -

Certain reclassifications of amounts on private equity entities accounted for as consolidated subsidiaries have been made.

Changes in the fair value of derivatives that are economically used to hedge non-trading assets and liabilities, but that do not meet the criteria in SFAS No. 133 to qualify as an accounting hedge, are reported as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction. Changes in the fair value of both the embedded derivative and related economic hedges are netted.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, income from the operations that were reclassified to held for sale during the current period are separately reported as income from discontinued operations, and such amounts of the previous year were not significant.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	December 31, 2005	March 31, 2005	December 31, 2004
ASSETS
Cash and cash deposits:
Cash and cash equivalents	1,039,173	585,115	506,685
Time deposits	412,246	419,606	387,462
Deposits with stock exchanges and other segregated cash	51,281	42,513	41,701

	1,502,700	1,047,234	935,848

Loans and receivables:
Loans receivable	687,976	514,313	469,268
Receivables from customers	22,418	12,037	7,959
Receivables from other than customers	1,138,970	697,534	840,220
Allowance for doubtful accounts	(2,873)	(2,801)	(3,192)

	1,846,491	1,221,083	1,314,255

Collateralized agreements:
Securities purchased under agreements to resell	8,315,317	7,201,791	7,481,121
Securities borrowed	7,380,351	7,187,254	7,733,775

	15,695,668	14,389,045	15,214,896

Trading assets and private equity investments (including securities pledged as collateral):
Securities inventory	13,928,822	14,757,597	14,507,367
Derivative contracts	485,910	515,946	574,161
Private equity investments	358,168	326,978	310,646

	14,772,900	15,600,521	15,392,174

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥196,422 million at December 31, 2004, ¥199,863 million at March 31, 2005 and ¥203,995 million at December 31, 2005, respectively)	304,197	300,553	282,560
Lease deposits	47,713	44,843	40,100
Non-trading debt securities (including securities pledged as collateral)	278,482	277,330	232,779
Investments in equity securities	228,820	172,067	166,010
Investments in and advances to affiliated companies	214,209	226,394	221,272
Deferred tax assets	108,211	111,191	98,060
Assets of discontinued operations	952,977	931,674	19,225
Other	167,893	166,918	184,228

	2,302,502	2,230,970	1,244,234

Total assets	36,120,261	34,488,853	34,101,407

Note: Reclassifications -

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, assets and liabilities of the operations that were reclassified to held for sale during the current period are separately reported as breakdown of other assets and other liabilities, as well as such amounts of the previous year have been reclassified.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	December 31, 2005	March 31, 2005	December 31, 2004
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	1,125,954	520,605	378,366

Payables and deposits:
Payables to customers	259,752	248,089	218,102
Payables to other than customers	422,566	385,660	309,811
Time and other deposits received	341,678	330,216	310,576

	1,023,996	963,965	838,489

Collateralized financing:
Securities sold under agreements to repurchase	11,011,537	12,603,211	12,347,113
Securities loaned	5,751,628	5,643,782	5,609,714
Other secured borrowings	3,266,244	3,419,192	2,701,277

	20,029,409	21,666,185	20,658,104

Trading liabilities:
Securities sold but not yet purchased	6,659,690	4,895,054	6,585,349
Derivative contracts	643,390	437,119	483,077

	7,303,080	5,332,173	7,068,426

Other liabilities:
Accrued income taxes	79,354	31,336	14,528
Accrued pension and severance costs	78,757	77,958	87,077
Liabilities of discontinued operations	900,703	881,025	—
Other	337,857	319,625	273,026

	1,396,671	1,309,944	374,631

Long-term borrowings	3,250,824	2,827,552	2,931,390

Total liabilities	34,129,934	32,620,424	32,249,406

Commitments and contingencies (See Note 2)
Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares Issued - 1,965,919,860 shares at December 31, 2004, March 31, 2005, and December 31, 2005	182,800	182,800	182,800

Additional paid-in capital	158,511	155,947	155,434

Retained earnings	1,758,978	1,606,136	1,600,006

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment	(23,102)	(24,645)	(32,077)
Cumulative translation adjustments	(3,584)	(18,083)	(20,479)

	(26,686)	(42,728)	(52,556)

	2,073,603	1,902,155	1,885,684
Less-Common stock held in treasury, at cost - 24,629,628 shares, 24,657,971 shares, and 61,416,627 shares at December 31, 2004, March 31, 2005, and December 31, 2005, respectively	(83,276)	(33,726)	(33,683)

Total shareholders’ equity	1,990,327	1,868,429	1,852,001

Total liabilities and shareholders’ equity	36,120,261	34,488,853	34,101,407

Note: Reclassifications -

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, assets and liabilities of the operations that were reclassified to held for sale during the current period are separately reported as breakdown of other assets and other liabilities, as well as such amounts of the previous year have been reclassified.

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen
	For the nine months ended		For the year ended
	December 31, 2005	December 31, 2004	March 31, 2005
Cash flows from operating activities from continuing operations:
Income from continuing operations	173,846	69,189	94,732
Adjustments to reconcile income from continuing operations to net cash used in operating activities from continuing operations
Depreciation and amortization	30,716	28,226	38,163
(Gain) on investments in equity securities	(64,623)	(6,399)	(15,314)
Changes in operating assets and liabilities :
Time deposits	19,983	(131,180)	(157,971)
Deposits with stock exchanges and other segregated cash	(5,945)	3,130	3,036
Trading assets and private equity investments	1,243,160	(1,504,352)	(1,552,822)
Trading liabilities	1,850,274	1,026,366	(738,575)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(2,904,913)	966,169	1,402,270
Securities borrowed, net of securities loaned	(135,429)	(78,757)	483,804
Other secured borrowings	(152,948)	114,060	831,974
Loans and receivables, net of allowance	(576,397)	(268,745)	(158,640)
Payables and deposits received	15,267	(586,823)	(478,796)
Other, net	45,204	(46,202)	(30,790)

Net cash used in operating activities from continuing operations	(461,805)	(415,318)	(278,929)

Cash flows from investing activities from continuing operations:
Payments for purchases of office buildings, land, equipment and facilities	(41,308)	(37,354)	(59,348)
Proceeds from sales of office buildings, land, equipment and facilities	508	2,459	2,645
Payments for purchases of investments in equity securities	(2,125)	(79)	(79)
Proceeds from sales of investments in equity securities	9,810	10,031	12,985
Decrease (Increase) in non-trading debt securities, net	2,693	(26,817)	(71,604)
Other, net	30,375	(23,547)	(6,423)

Net cash used in investing activities from continuing operations	(47)	(75,307)	(121,824)

Cash flows from financing activities from continuing operations:
Increase in long-term borrowings	1,026,984	627,308	844,659
Decrease in long-term borrowings	(646,670)	(173,653)	(495,455)
Increase (Decrease) in short-term borrowings, net	604,341	(69,198)	70,181
Proceeds from sales of common stock	212	122	143
Payments for repurchases of common stock	(49,455)	(413)	(475)
Payments for cash dividends	(42,290)	(33,992)	(33,992)

Net cash provided by financing activities from continuing operations	893,122	350,174	385,061

Effect of exchange rate changes on cash and cash equivalents	22,788	9,764	13,697
Discontinued operations, net	—	—	(50,262)

Net increase(decrease) in cash and cash equivalents	454,058	(130,687)	(52,257)
Cash and cash equivalents at beginning of the period	585,115	637,372	637,372

Cash and cash equivalents at end of the period	1,039,173	506,685	585,115

Note: Reclassifications -

Cash flows from discontinued operations have been removed from cash flows from continuing operations for the nine months ended December 31, 2005. Certain classifications of previously reported amounts have been made to conform to the current year presentation.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1.	Accounting policies:

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the footnotes of Nomura Holdings, Inc.’s Annual Securities Report (the Annual Report filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan) and Form 20-F (the Annual Report filed with the U.S. Securities and Exchange Commission) for the year ended March 31, 2005.

2.	Credit and investment commitments and guarantees:

Commitments—

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Contractual amounts of these commitments were as follows:

	Millions of yen
	December 31, 2005	March 31, 2005
Commitments to extend credit and to invest in partnerships	264,344	192,590

Guarantees—

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee under FIN No. 45. Contractual amounts of these guarantees, other than derivative contracts, for which the fair values are recorded on the consolidated balance sheets at fair value were as follows:

	Millions of yen
	December 31, 2005	March 31, 2005
Standby letters of credit and other guarantees	6,997	7,919

3.	Comprehensive income:

	Millions of yen
	For the nine months ended		For the year ended
	December 31, 2005	December 31, 2004	March 31, 2005
Net income	175,694	69,189	94,732

Other comprehensive income, net of tax:
Change in cumulative translation adjustments	14,499	13,901	16,297
Minimum pension liability adjustment during the period	1,543	2,144	9,576

Total other comprehensive income, net of tax	16,042	16,045	25,873

Comprehensive income	191,736	85,234	120,605

4.	Segment Information-Operating segment:

The following table shows business segment information and reconciliation items to the consolidated income statement information.

(1)	Net revenue

	Millions of yen		% Change	Millions of yen
	For the nine months ended			For the year ended
	December 31, 2005 (A)	December 31, 2004 (B)	(A-B)/(B)	March 31, 2005
Business segment information:
Domestic Retail	322,978	224,751	43.7	304,367
Global Markets	242,674	173,326	40.0	243,087
Global Investment Banking	68,524	56,061	22.2	75,445
Global Merchant Banking	83,720	(3,077)	—	7,338
Asset Management	42,793	33,010	29.6	43,522

Sub Total	760,689	484,071	57.1	673,759
Other	16,918	23,570	(28.2)	35,223

Net revenue	777,607	507,641	53.2	708,982

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	56,539	204	27,615.2	8,364
Effect of consolidation/deconsolidation of certain private equity investee companies	(14,216)	56,812	—	81,844

Consolidated net revenue	819,930	564,657	45.2	799,190

(2) Non-interest expense

Business segment information:
Domestic Retail	177,164	163,195	8.6	223,200
Global Markets	150,958	126,485	19.3	182,901
Global Investment Banking	33,966	32,874	3.3	46,231
Global Merchant Banking	7,292	7,642	(4.6)	10,370
Asset Management	30,018	26,607	12.8	36,086

Sub Total	399,398	356,803	11.9	498,788
Other	27,462	17,818	54.1	22,612

Non-interest expense	426,860	374,621	13.9	521,400

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	74,457	52,171	42.7	72,955

Consolidated non-interest expenses	501,317	426,792	17.5	594,355

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	145,814	61,556	136.9	81,167
Global Markets	91,716	46,841	95.8	60,186
Global Investment Banking	34,558	23,187	49.0	29,214
Global Merchant Banking	76,428	(10,719)	—	(3,032)
Asset Management	12,775	6,403	99.5	7,436

Sub Total	361,291	127,268	183.9	174,971
Other *	(10,544)	5,752	—	12,611

Income before income taxes	350,747	133,020	163.7	187,582

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	56,539	204	27,615.2	8,364
Effect of consolidation/deconsolidation of certain private equity investee companies	(88,673)	4,641	—	8,889

Income from continuing operations before income taxes	318,613	137,865	131.1	204,835
Income from discontinued operations before income taxes	16,808	—	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	335,421	137,865	143.3	204,835

*	The major components

Transaction between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) income taxes in “Other”

	Millions of yen		% Change	Millions of yen
	For the nine months ended			For the year ended
	December 31, 2005 (A)	December 31, 2004 (B)	(A-B)/(B)	March 31, 2005
Net gain/loss on trading related to economic hedging transactions	(28,806)	(7,665)	—	(9,687)
Realized gain on investments in equity securities held for relationship purpose	8,084	6,195	30.5	6,950
Equity in earnings of affiliates	13,984	5,448	156.7	7,271
Corporate items	(6,824)	(282)	—	4,519
Others	3,018	2,056	46.8	3,558

Total	(10,544)	5,752	—	12,611

Supplemental Consolidated Financial Information

(Unaudited)

This supplemental information (Unaudited) contains the following items

•	Quarterly Results - Consolidated Income Statement

•	Quarterly Results - Business Segment

•	Commissions/fees received and Net gain on trading

•	Consolidated Income Statement Information

•	Business segment information

•	Reconciliation items of the business segment information to the consolidated income statement information

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen							% Change
	For the three months ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005(A)	December 31, 2005 (B)	(B-A)/(A)
Revenue:
Commissions	69,533	45,585	46,275	60,570	55,152	77,498	106,187	37.0
Fees from investment banking	15,434	32,339	18,412	26,137	14,719	24,068	28,569	18.7
Asset management and portfolio service fees	18,185	19,845	19,287	21,135	19,942	24,949	25,589	2.6
Net gain on trading	53,567	23,073	54,709	70,337	70,802	43,847	90,578	106.6
Gain (loss) on private equity investments	498	(2,097)	(2,165)	11,508	(2,490)	2,247	7,615	238.9
Interest and dividends	81,891	101,102	122,035	96,351	132,914	183,334	216,162	17.9
Gain (loss) on investments in equity securities	10,271	(11,624)	7,752	8,915	(2,825)	31,199	36,249	16.2
Private equity entities product sales	17,368	15,858	20,250	21,585	24,520	21,960	23,916	8.9
Other	8,548	4,747	7,206	11,815	6,900	5,735	19,115	233.3

Total revenue	275,295	228,828	293,761	328,353	319,634	414,837	553,980	33.5
Interest expense	61,367	71,987	99,873	93,820	132,101	142,220	194,200	36.5

Net revenue	213,928	156,841	193,888	234,533	187,533	272,617	359,780	32.0

Non-interest expenses:
Compensation and benefits	65,943	64,206	67,441	77,398	72,612	73,792	87,876	19.1
Commissions and floor brokerage	6,409	6,502	4,068	6,931	5,915	8,881	8,472	(4.6)
Information processing and communications	19,281	20,136	20,404	21,587	20,621	20,624	20,952	1.6
Occupancy and related depreciation	13,274	12,986	13,152	14,122	12,518	13,971	13,396	(4.1)
Business development expenses	5,429	7,767	6,824	8,194	6,766	8,167	7,622	(6.7)
Private equity entities cost of goods sold	11,171	9,921	11,501	12,088	14,999	13,009	13,712	5.4
Other	19,955	19,116	21,306	27,243	25,004	21,903	30,505	39.3

	141,462	140,634	144,696	167,563	158,435	160,347	182,535	13.8

Income from continuing operations before income taxes	72,466	16,207	49,192	66,970	29,098	112,270	177,245	57.9
Income tax expense	31,634	12,991	24,051	41,427	19,966	51,600	73,201	41.9

Income from continuing operations	40,832	3,216	25,141	25,543	9,132	60,670	104,044	71.5

Discontinued operations
Income from discontinued operations before income taxes	—	—	—	—	1,606	5,339	9,863	84.7
Income tax expense	—	—	—	—	2,417	5,128	7,415	44.6

Gain on discontinued operation	—	—	—	—	(811)	211	2,448	1,060.2

Net income	40,832	3,216	25,141	25,543	8,321	60,881	106,492	74.9

	Yen							% Change
Per share of common stock:
Basic-
Net income	21.03	1.66	12.95	13.16	4.30	31.89	55.92	75.4

Diluted-
Net income	21.03	1.66	12.94	13.15	4.30	31.83	55.80	75.3

Note: Reclassifications -

Certain reclassifications of amounts on private equity entities accounted for as consolidated subsidiaries have been made.

Changes in the fair value of derivatives that are economically used to hedge non-trading assets and liabilities, but that do not meet the criteria in SFAS No. 133 to qualify as an accounting hedge, are reported as either net gain on trading, interest revenue, or interest expenses, depending on the nature of the transaction.

Changes in the fair value of both the embedded derivative and related economic hedges are netted.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, income from the operations that were reclassified to held for sale during current period are separately reported as income from discontinued operations retroactively to April 1st, 2005, and such amounts of the previous year were not significant.

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

Business Segment Information - Quarterly Results

The following table shows quarterly business segment information and reconciliation items to the consolidated income statement.

(1)	Net revenue

	Millions of yen							% Change
	For the three months ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005 (A)	December 31, 2005 (B)	(B-A)/(A)
Business segment information:
Domestic Retail	86,969	64,762	73,020	79,616	84,812	101,434	136,732	34.8
Global Markets	71,799	44,886	56,641	69,761	49,759	77,740	115,175	48.2
Global Investment Banking	12,945	22,874	20,242	19,384	12,785	20,453	35,286	72.5
Global Merchant Banking	2,758	(2,347)	(3,488)	10,415	(3,267)	6,875	80,112	1,065.3
Asset Management	9,673	10,994	12,343	10,512	12,545	13,829	16,419	18.7

Sub Total	184,144	141,169	158,758	189,688	156,634	220,331	383,724	74.2
Other	94	14,871	8,605	11,653	14,805	(532)	2,645	—

Net revenue	184,238	156,040	167,363	201,341	171,439	219,799	386,369	75.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purpose	9,800	(15,357)	5,761	8,160	(10,993)	31,266	36,266	16.0
Effect of consolidation/ deconsolidation of certain private equity investee companies	19,890	16,158	20,764	25,032	27,087	21,552	(62,855)	—

Total of consolidated net revenue and income from discontinued operations	213,928	156,841	193,888	234,533	187,533	272,617	359,780	32.0

(2) Non-interest expense

Business segment information:
Domestic Retail	53,294	54,920	54,981	60,005	54,507	60,012	62,645	4.4
Global Markets	41,175	41,513	43,797	56,416	50,486	46,219	54,253	17.4
Global Investment Banking	10,668	11,472	10,734	13,357	10,616	11,336	12,014	6.0
Global Merchant Banking	3,004	2,430	2,208	2,728	2,588	2,194	2,510	14.4
Asset Management	8,894	8,810	8,903	9,479	9,241	9,870	10,907	10.5

Sub Total	117,035	119,145	120,623	141,985	127,438	129,631	142,329	9.8
Other	7,685	7,257	2,876	4,794	6,585	8,662	12,215	41.0

Non-interest expense	124,720	126,402	123,499	146,779	134,023	138,293	154,544	11.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purpose	—	—	—	—	—	—	—	—
Effect of consolidation / deconsolidation of certain private equity investee companies	16,742	14,232	21,197	20,784	24,412	22,054	27,991	26.9

Consolidated non-interest expenses	141,462	140,634	144,696	167,563	158,435	160,347	182,535	13.8

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	33,675	9,842	18,039	19,611	30,305	41,422	74,087	78.9
Global Markets	30,624	3,373	12,844	13,345	(727)	31,521	60,922	93.3
Global Investment Banking	2,277	11,402	9,508	6,027	2,169	9,117	23,272	155.3
Global Merchant Banking	(246)	(4,777)	(5,696)	7,687	(5,855)	4,681	77,602	1,557.8
Asset Management	779	2,184	3,440	1,033	3,304	3,959	5,512	39.2

Sub Total	67,109	22,024	38,135	47,703	29,196	90,700	241,395	166.1
Other *	(7,591)	7,614	5,729	6,859	8,220	(9,194)	(9,570)	—

Income before income taxes	59,518	29,638	43,864	54,562	37,416	81,506	231,825	184.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purpose	9,800	(15,357)	5,761	8,160	(10,993)	31,266	36,266	16.0
Effect of consolidation/ deconsolidation of certain private equity investee companies	3,148	1,926	(433)	4,248	2,675	(502)	(90,846)	—

Income from continuing operations before income taxes	72,466	16,207	49,192	66,970	29,098	112,270	177,245	57.9
Income from discontinued operations before income taxes	—	—	—	—	1,606	5,339	9,863	84.7

Income before income taxes (Total of continuing operations and discontinued operation)	72,466	16,207	49,192	66,970	30,704	117,609	187,108	59.1

*	The major components

Transaction between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other”.

	Millions of yen							% Change
	For the three months ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005 (A)	December 31, 2005 (B)	(B-A)/(A)
Net gain/loss on trading related to economic hedging transactions	(12,832)	4,333	834	(2,022)	(2,788)	(8,463)	(17,555)	—
Realized gain (loss) on investments in equity securities held for relationship purpose	471	3,733	1,991	755	8,168	(67)	(17)	—
Equity in earnings of affiliates	2,498	435	2,515	1,823	2,749	2,939	8,296	182.3
Corporate items	(718)	(1,142)	1,578	4,801	503	(3,715)	(3,612)	—
Others	2,990	255	(1,189)	1,502	(412)	112	3,318	2,862.5

Total	(7,591)	7,614	5,729	6,859	8,220	(9,194)	(9,570)	—

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions/fees received” and “Net gain on trading” consists of the following:

Commissions/fees received

	Millions of yen							% Change	Millions of yen		% Change
	For the three months ended								For the nine months ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005 (A)	December 31, 2005 (B)	(B-A)/(A)	December 31, 2004 (C)	December 31, 2005 (D)	(D-C)/(C)
Commissions	69,533	45,585	46,275	60,570	55,152	77,498	106,187	37.0	161,393	238,837	48.0

Brokerage Commissions	52,287	31,882	29,844	42,185	31,581	50,975	76,630	50.3	114,013	159,186	39.6
Commissions for Distribution of Investment Trust	12,120	7,337	10,522	11,681	17,465	19,645	22,401	14.0	29,979	59,511	98.5

Fees from Investment Banking	15,434	32,339	18,412	26,137	14,719	24,068	28,569	18.7	66,185	67,356	1.8

Underwriting and Distribution	10,610	26,394	13,994	18,555	8,548	17,096	22,110	29.3	50,998	47,754	(6.4)
M&A / Financial Advisory Fees	4,816	5,936	4,414	7,473	6,154	6,949	6,389	(8.1)	15,166	19,492	28.5

Asset Management and Portfolio Service Fees	18,185	19,845	19,287	21,135	19,942	24,949	25,589	2.6	57,317	70,480	23.0

Asset Management Fees	15,449	17,120	16,673	17,941	16,885	22,009	21,999	(0.0)	49,242	60,893	23.7

Total	103,152	97,769	83,974	107,842	89,813	126,515	160,345	26.7	284,895	376,673	32.2

Net gain on trading

Merchant Banking	2,922	325	255	511	189	4,033	(580)	—	3,502	3,642	4.0
Equity Trading	29,984	(1,660)	17,814	30,677	38,901	15,393	32,764	112.8	46,138	87,058	88.7
Fixed Income and Other Trading	20,661	24,408	36,640	39,149	31,712	24,421	58,394	139.1	81,709	114,527	40.2

Total	53,567	23,073	54,709	70,337	70,802	43,847	90,578	106.6	131,349	205,227	56.2

Consolidated Income Statement Information :

US GAAP Figures

	Millions of yen							% Change	Millions of yen		% Change
	For the three months ended								For the nine months ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005 (A)	December 31, 2005 (B)	(B-A)/(A)	December 31, 2004 (C)	December 31, 2005 (D)	(D-C)/(C)
Revenue:
Commissions	69,533	45,585	46,275	60,570	55,152	77,498	106,187	37.0	161,393	238,837	48.0
Fees from investment banking	15,434	32,339	18,412	26,137	14,719	24,068	28,569	18.7	66,185	67,356	1.8
Asset management and portfolio service fees	18,185	19,845	19,287	21,135	19,942	24,949	25,589	2.6	57,317	70,480	23.0
Net gain on trading	53,567	23,073	54,709	70,337	70,802	43,847	90,578	106.6	131,349	205,227	56.2
Gain (loss) on private equity investments	498	(2,097)	(2,165)	11,508	(2,490)	2,247	7,615	238.9	(3,764)	7,372	—
Interest and dividends	81,891	101,102	122,035	96,351	132,914	183,334	216,162	17.9	305,028	532,410	74.5
Gain (loss) on investments in equity securities	10,271	(11,624)	7,752	8,915	(2,825)	31,199	36,249	16.2	6,399	64,623	909.9
Private equity entities product sales	17,368	15,858	20,250	21,585	24,520	21,960	23,916	8.9	53,476	70,396	31.6
Other	8,548	4,747	7,206	11,815	6,900	5,735	19,115	233.3	20,501	31,750	54.9

Total revenue	275,295	228,828	293,761	328,353	319,634	414,837	553,980	33.5	797,884	1,288,451	61.5
Interest expense	61,367	71,987	99,873	93,820	132,101	142,220	194,200	36.5	233,227	468,521	100.9

Net revenue	213,928	156,841	193,888	234,533	187,533	272,617	359,780	32.0	564,657	819,930	45.2

Non-interest expenses:
Compensation and benefits	65,943	64,206	67,441	77,398	72,612	73,792	87,876	19.1	197,590	234,280	18.6
Commissions and floor brokerage	6,409	6,502	4,068	6,931	5,915	8,881	8,472	(4.6)	16,979	23,268	37.0
Information processing and communications	19,281	20,136	20,404	21,587	20,621	20,624	20,952	1.6	59,821	62,197	4.0
Occupancy and related depreciation	13,274	12,986	13,152	14,122	12,518	13,971	13,396	(4.1)	39,412	39,885	1.2
Business development expenses	5,429	7,767	6,824	8,194	6,766	8,167	7,622	(6.7)	20,020	22,555	12.7
Private equity entities cost of goods sold	11,171	9,921	11,501	12,088	14,999	13,009	13,712	5.4	32,593	41,720	28.0
Other	19,955	19,116	21,306	27,243	25,004	21,903	30,505	39.3	60,377	77,412	28.2

	141,462	140,634	144,696	167,563	158,435	160,347	182,535	13.8	426,792	501,317	17.5

Income from continuing operations before income taxes	72,466	16,207	49,192	66,970	29,098	112,270	177,245	57.9	137,865	318,613	131.1

Income from discontinued operations before income taxes	—	—	—	—	1,606	5,339	9,863	84.7	—	16,808	—

Income before income taxes (Total of continuing operations and discontinued operation)	72,466	16,207	49,192	66,970	30,704	117,609	187,108	59.1	137,865	335,421	143.3

Business segment information :

Total of business segments

	Millions of yen							% Change	Millions of yen		% Change
	For the three months ended								For the nine months ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005 (A)	December 31, 2005 (B)	(B-A)/(A)	December 31, 2004 (C)	December 31, 2005 (D)	(D-C)/(C)
Revenue:
Commissions	69,533	45,585	46,275	60,570	55,152	77,498	106,187	37.0	161,393	238,837	48.0
Fees from investment banking	15,434	32,339	18,412	26,137	14,719	24,068	28,569	18.7	66,185	67,356	1.8
Asset management and portfolio service fees	18,185	19,845	19,287	21,135	19,942	24,949	25,589	2.6	57,317	70,480	23.0
Net gain on trading	53,567	23,073	54,709	70,337	70,802	43,847	90,578	106.6	131,349	205,227	56.2
Gain (loss) on private equity investments	498	(1,310)	(2,165)	11,508	(2,490)	2,408	96,445	3,905.2	(2,977)	96,363	—
Interest and dividends	81,884	101,090	122,027	96,341	132,850	183,389	216,107	17.8	305,001	532,346	74.5
Gain (loss) on investments in equity securities	471	3,733	1,991	755	8,168	(67)	(17)	—	6,195	8,084	30.5
Private equity entities product sales	—	—	—	—	—	—	—	—	—	—	—
Other	6,026	3,659	6,693	8,333	4,371	5,827	16,947	190.8	16,378	27,145	65.7

Total revenue	245,598	228,014	267,229	295,116	303,514	361,919	580,405	60.4	740,841	1,245,838	68.2
Interest expense	61,360	71,974	99,866	93,775	132,075	142,120	194,036	36.5	233,200	468,231	100.8

Net revenue	184,238	156,040	167,363	201,341	171,439	219,799	386,369	75.8	507,641	777,607	53.2

Non-interest expenses:
Compensation and benefits	64,364	62,047	64,432	73,850	69,148	69,985	84,477	20.7	190,843	223,610	17.2
Commissions and floor brokerage	5,929	6,087	3,547	6,518	5,478	8,561	8,063	(5.8)	15,563	22,102	42.0
Information processing and communications	19,233	20,068	20,185	21,434	20,454	20,508	20,779	1.3	59,486	61,741	3.8
Occupancy and related depreciation	13,012	12,473	12,281	13,052	11,270	12,847	12,368	(3.7)	37,766	36,485	(3.4)
Business development expenses	5,114	7,440	6,173	7,521	6,255	7,708	7,036	(8.7)	18,727	20,999	12.1
Private equity entities cost of goods sold	—	—	—	—	—	—	—	—	—	—	—
Other	17,068	18,287	16,881	24,404	21,418	18,684	21,821	16.8	52,236	61,923	18.5

	124,720	126,402	123,499	146,779	134,023	138,293	154,544	11.8	374,621	426,860	13.9

Income from continuing operations before income taxes	59,518	29,638	43,864	54,562	37,416	81,506	231,825	184.4	133,020	350,747	163.7

Income from discontinued operations before income taxes	—	—	—	—	—	—	—	—	—	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	59,518	29,638	43,864	54,562	37,416	81,506	231,825	184.4	133,020	350,747	163.7

Reconciliation items of the business segment information to the consolidated income statement information :—

Effect of consolidation/deconsolidation of private equity investee companies and unrealized loss/gain on investments in equity securities held for relationship purpose

	Millions of yen							% Change	Millions of yen		% Change
	For the three months ended							(B-A)/(A)	For the nine months ended		(D-C)/(C)
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005 (A)	December 31, 2005 (B)		December 31, 2004 (C)	December 31, 2005 (D)
Revenue:
Commissions	—	—	—	—	—	—	—	—	—	—	—
Fees from investment banking	—	—	—	—	—	—	—	—	—	—	—
Asset management and portfolio service fees	—	—	—	—	—	—	—	—	—	—	—
Net gain on trading	—	—	—	—	—	—	—	—	—	—	—
Gain (loss) on private equity investments	—	(787)	—	—	—	(161)	(88,830)	—	(787)	(88,991)	—
Interest and dividends	7	12	8	10	64	(55)	55	—	27	64	137.0
Gain (loss) on investments in equity securities	9,800	(15,357)	5,761	8,160	(10,993)	31,266	36,266	16.0	204	56,539	27,615.2
Private equity entities product sales	17,368	15,858	20,250	21,585	24,520	21,960	23,916	8.9	53,476	70,396	31.6
Other	2,522	1,088	513	3,482	2,529	(92)	2,168	—	4,123	4,605	11.7

Total revenue	29,697	814	26,532	33,237	16,120	52,918	(26,425)	—	57,043	42,613	(25.3)
Interest expense	7	13	7	45	26	100	164	64.0	27	290	974.1

Net revenue	29,690	801	26,525	33,192	16,094	52,818	(26,589)	—	57,016	42,323	(25.8)

Non-interest expenses:
Compensation and benefits	1,579	2,159	3,009	3,548	3,464	3,807	3,399	(10.7)	6,747	10,670	58.1
Commissions and floor brokerage	480	415	521	413	437	320	409	27.8	1,416	1,166	(17.7)
Information processing and communications	48	68	219	153	167	116	173	49.1	335	456	36.1
Occupancy and related depreciation	262	513	871	1,070	1,248	1,124	1,028	(8.5)	1,646	3,400	106.6
Business development expenses	315	327	651	673	511	459	586	27.7	1,293	1,556	20.3
Private equity entities cost of goods sold	11,171	9,921	11,501	12,088	14,999	13,009	13,712	5.4	32,593	41,720	28.0
Other	2,887	829	4,425	2,839	3,586	3,219	8,684	169.8	8,141	15,489	90.3

	16,742	14,232	21,197	20,784	24,412	22,054	27,991	26.9	52,171	74,457	42.7

Income from continuing operations before income taxes	12,948	(13,431)	5,328	12,408	(8,318)	30,764	(54,580)	—	4,845	(32,134)	—

Income from discontinued operations before income taxes	—	—	—	—	1,606	5,339	9,863	84.7	—	16,808	—

Income before income taxes (Total of continuing operations and discontinued operation)	12,948	(13,431)	5,328	12,408	(6,712)	36,103	(44,717)	—	4,845	(15,326)	—

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

- Nomura Holdings, Inc. Financial Information (Parent Company Only)

- Nomura Securities Co., Ltd. Financial Information

*	The amounts are rounded to the nearest million.

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)

INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the nine months ended		Comparison (A-B)/(B)(%)	For the year ended March 31, 2005
	December 31, 2005 (A)	December 31, 2004 (B)
Operating revenue	185,112	241,463	(23.3)	269,600
Operating expenses	67,871	67,078	1.2	91,702

Operating income	117,242	174,385	(32.8)	177,898

Non-operating income	4,357	2,976	46.4	3,632
Non-operating expenses	89	819	(89.2)	2,122

Ordinary income	121,510	176,543	(31.2)	179,408

Special profits	8,292	7,605	9.0	10,218
Special losses	5,935	1,608	269.2	49,661

Income before income taxes	123,866	182,540	(32.1)	139,965

Income taxes - current	9,335	4,389	112.7	3,455
Income taxes - deferred	2,892	2,910	(0.6)	(11,603)

Net income	111,638	175,241	(36.3)	148,113

Unappropriated retained earnings brought forward	48,121	8,849	443.8	8,849

Interim dividend	22,868	19,423	17.7	19,423

Unappropriated retained earnings	136,891	164,667	(16.9)	137,538

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)

BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	December 31, 2005	December 31, 2004	March 31, 2005
Assets:
Current Assets	1,594,378	1,224,123	1,185,775
Fixed Assets	1,865,606	1,834,184	1,825,017

Total Assets	3,459,984	3,058,307	3,010,792

Liabilities and Shareholders’ Equity
Liabilities:
Current Liabilities	1,323,639	928,772	906,931
Long-term Liabilities	597,449	621,644	618,323

Total Liabilities	1,921,088	1,550,416	1,525,254

Shareholders’ Equity:
Total Shareholders’ Equity	1,538,896	1,507,891	1,485,538

Total Liabilities and Shareholders’ Equity	3,459,984	3,058,307	3,010,792

NOMURA SECURITIES CO., LTD.

INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the nine months ended		Comparison (A-B)/(B)(%)	For the year ended March 31, 2005
	December 31, 2005 (A)	December 31, 2004 (B)
Operating revenue	589,742	424,889	38.8	571,830

Commissions	300,015	217,793	37.8	297,608
Net gain on trading	210,962	151,303	39.4	204,773
Net gain on other inventories	9	3	157.5	6
Interest and dividend income	78,757	55,789	41.2	69,442

Interest expenses	55,908	48,477	15.3	62,095

Net operating revenue	533,834	376,412	41.8	509,735

Selling, general and administrative expenses	275,229	245,630	12.0	334,650

Operating income	258,605	130,781	97.7	175,085

Non-operating income	1,241	2,397	(48.2)	3,344
Non-operating expenses	1,184	871	35.9	1,127

Ordinary income	258,663	132,307	95.5	177,302

Special profits	—	313	—	287
Special losses	1,405	1,359	3.4	1,630

Income before income taxes	257,257	131,261	96.0	175,959

Income taxes - current	125,876	44,959	180.0	93,624
Income taxes - deferred	(23,431)	9,955	—	(21,174)

Net income	154,812	76,347	102.8	103,509

Unappropriated retained earnings brought forward	64,095	56,256	13.9	56,256

Unappropriated retained earnings	218,906	132,603	65.1	159,764

NOMURA SECURITIES CO., LTD.

BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	December 31, 2005	December 31, 2004	March 31, 2005
Assets
Current Assets:	14,900,815	14,754,921	15,039,850

Trading Assets	6,688,510	7,573,522	8,173,289
Loans with securities as collateral	6,774,088	6,196,309	5,817,682
Other	1,438,217	985,090	1,048,880

Fixed Assets	82,472	65,445	77,366

Total Assets	14,983,287	14,820,366	15,117,216

Liabilities and Shareholder’s Equity
Liabilities
Current Liabilities:	13,575,763	13,528,407	13,837,984

Trading liabilities	3,510,767	3,700,368	3,380,434
Borrowings with securities as collateral	4,785,299	5,658,157	5,657,098
Other	5,279,697	4,169,882	4,800,452

Long-term Liabilities	582,973	555,047	514,888

Statutory Reserves	3,066	1,730	2,001

Total Liabilities	14,161,802	14,085,185	14,354,873

Shareholder’s Equity
Total Shareholder’s Equity	821,485	735,182	762,343

Total Liabilities and Shareholder’s Equity	14,983,287	14,820,366	15,117,216

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

1. Commission Revenues

(1) Breakdown by Category

(Millions of yen except percentages)

	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2005
	December 31, 2005 (A)	December 31, 2004 (B)
Brokerage commissions	140,825	98,485	43.0%	133,076

(Stocks)	130,782	91,111	43.5	123,339
Underwriting commissions	33,268	32,342	2.9	40,399

(Stocks)	29,961	28,751	4.2	35,973
(Bonds)	3,307	3,591	(7.9)	4,425
Distribution commissions	62,765	34,632	81.2	49,131

(Investment trust certificates)	59,395	29,827	99.1	41,453
Other commissions	63,157	52,334	20.7	75,001

(Investment trust certificates)	26,247	21,024	24.8	29,821

Total	300,015	217,793	37.8	297,608

(2) Breakdown by Product

(Millions of yen except percentages)

	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2005
	December 31, 2005 (A)	December 31, 2004 (B)
Stocks	163,684	122,753	33.3%	162,954
Bonds	11,463	12,882	(11.0)	18,679
Investment trust certificates	93,967	57,599	63.1	80,191
Others	30,901	24,560	25.8	35,784

Total	300,015	217,793	37.8	297,608

2. Net Gain/Loss on Trading

(Millions of yen except percentages)

	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2005
	December 31, 2005 (A)	December 31, 2004 (B)
Stocks	85,166	49,634	71.6%	70,337
Bonds and forex	125,795	101,669	23.7	134,436

Total	210,962	151,303	39.4	204,773

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

3. Stock Trading (excluding futures transactions)

(Millions of shares or yen except per share data and percentages)

	Nine Months Ended				Comparison (A-B)/(B)(%)		Year Ended March 31, 2005
	December 31, 2005 (A)		December 31, 2004 (B)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	59,656	68,287,483	44,289	42,424,346	34.7%	61.0%	61,049	57,892,981

(Brokerage)	40,129	43,361,080	31,043	27,915,904	29.3	55.3	42,571	37,600,648
(Proprietary Trading)	19,527	24,926,403	13,246	14,508,441	47.4	71.8	18,478	20,292,333

Brokerage / Total	67.3%	63.5%	70.1%	65.8%			69.7%	64.9%

TSE Share	5.9%	7.4%	6.2%	6.9%			6.1%	6.8%

Brokerage Commission per share (yen)	3.24		2.91				2.88

4. Underwriting, Subscription, and Distribution

(Millions of shares or yen except percentages)

	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2005
	December 31, 2005 (A)	December 31, 2004 (B)
Underwriting
Stocks (number of shares)	226	219	3.3%	374
(yen amount)	704,518	753,616	(6.5)	915,220
Bonds (face value)	6,699,024	7,061,325	(5.1)	9,249,792
Investment trust certificates (yen amount)	—	—	—	—
Commercial paper and others (face value)	81,400	368,000	(77.9)	469,800
Subscripition and Distribution*
Stocks (number of shares)	849	694	22.4	868
(yen amount)	885,175	854,866	3.5	1,032,890
Bonds (face value)	2,561,014	1,860,456	37.7	2,415,724
Investment trust certificates (yen amount)	14,820,284	10,409,834	42.4	14,155,124
Commercial paper and others (face value)	56,400	365,800	(84.6)	466,600

*	Includes secondary offerings and private placements.

5. Capital Adequacy Ratio

(Millions of yen except percentages)

			December 31, 2005	December 31, 2004	March 31, 2005
Tier I		(A)	821,485	735,181	666,673

Tier II	Statutory reserves		3,066	1,730	2,000
	Allowance for doubtful accounts		40	16	30
	Subordinated debt		349,300	319,800	319,500

	Total	(B)	352,406	321,546	321,531

Illiquid Asset		(C)	152,022	214,482	156,371

Net Capital (A) + (B) - (C) =		(D)	1,021,869	842,245	831,833

	Market risk		74,445	143,909	125,301
Risk	Counterparty risk		176,434	128,531	133,042
	Basic risk		96,283	93,392	93,334

	Total	(E)	347,162	365,832	351,678

Capital Adequacy Ratio		(D)/(E)	294.3%	230.2%	236.5%

*	Market risk calculation method has been changed to internal risk model from standard method defined in Article 5 of the Cabinet Office Regulation Regarding Capital Adequacy Ratio since April 2005.